UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )         No    Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 13, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Revision report of resolution on Issuance of Convertible Bonds

1. The subject of revised disclosure: Resolution on Issuance of Convertible Bonds

2. An initial submission date for the subject of revised disclosure: December 9, 2004

3. Reasons for adjustment: Add to article for adjustment of conversion price

4. An article of revision

Article	Before revision	After revision
10. Adjustment of conversion price - Reason for adjustment	-

1. The conversion price shall be adjusted according to the following formula in case where rights issue, stock dividend or capitalization of surplus reserve are made at the price lower than the conversion price before the request for conversion was made. In this case, run parallel with rights issue and bonus issue, adjustment of conversion price is not applied to the number of newly issued shares with rights issue but applied to the number of newly issued shares with bonus issue when issue price per share of rights issue which are made by the price higher than price before revision.

➢ Conversion price after adjustment =

Conversion price before adjustment × number of total outstanding shares × number of newly issued shares / number of total outstanding shares × number of newly issued shares

2. The conversion price shall be adjusted according to the capital reduction, stock split-up and consolidation of shares in case when need to adjust conversion price by mutual consent with underwriter.

- Period of adjustment	-

1. In case when rights issue, stock dividend or capitalization of surplus reserve are made at the price lower than the conversion price before the request for conversion was made.

2. In case when need to adjust conversion price by capital reduction, stock split-up and consolidation of shares.

- The lowest adjustment price ratio (%)	-	70

- Others	-

1. The lowest adjustment price ratio as above mentioned is under the relevant legislation (the provision Clause 61, Article 2 relevant to the issuance of securities and disclosure)

2. Under the unit of KRW shall be cut in case of adjustment of conversion price.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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